1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

Ms. Mary Ann Dippleower
U.S. Securities and Exchange Commission
 Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

February 6, 2017

Re: Registration Statement on Form N-14 (File No. 333-215304)

Ladies and Gentlemen,

We are submitting this correspondence on behalf of our client, Stadion Investment Trust (the "Trust"). Mr. Jeff Long of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided oral accounting comments on January 11, 2017 regarding the above-referenced registration statement (the "Registration Statement") on Form N-14 under the Securities Act of 1933 (the "Securities Act"), filed electronically with the Commission on December 23, 2016, regarding the proposed acquisition by the Stadion Tactical Defensive Fund (the "Survivor Fund") of substantially all of the assets and liabilities of the Stadion Managed Risk 100 (the "Target Fund") in exchange for shares of the Survivor Fund, pursuant to an Agreement and Plan of Reorganization and Termination (the "Reorganization"). Each of the Target Fund and Survivor Fund (each, a "Fund" and together the "Funds"), is a series of the Trust. Ms. Mary Ann Dippleower of the Staff provided oral general comments on January 18, 2017. The following are the Staff's accounting and general comments and the Trust's response to each:

ACCOUNTING COMMENTS

General Comments

1.	Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response:  The Trust's accounting and performance survivor analysis is set forth on Exhibit A hereto.

Questions and Answers

2.	On page 5 of the Q&A section, please add language regarding the benefit of the Reorganization to the Target Fund's shareholders.

Response: Page 5 of the Q&A section has been revised to include the determinations made by the Trust's Board of Trustees as part of their considerations of the Reorganization as follows:

"In determining to approve the Reorganization, the Board considered the following:

•
After the Reorganization, Target Fund shareholders will be invested in the Survivor Fund, which has a similar, but not identical, investment objective and, with respect to half of the portfolio, a substantially similar principal investment strategy to the Target Fund;

•
The same investment adviser that currently manages both Funds and the same portfolio management team that manages the Funds is expected to manage the Survivor Fund following the closing of the Reorganization;

•
The Reorganization is expected to benefit the Target Fund's shareholders because the Survivor Fund resulting from the completion of the Reorganization is expected to achieve certain operating efficiencies from its larger net asset size;

•
While the overall expense ratio of the Survivor Fund is expected to be the same or slightly higher than the Target Fund's current expense ratio (depending on share class) because of the Survivor Fund's slightly higher acquired fund fees and expenses, the Reorganization is expected to benefit the Target Fund's shareholders because the operating efficiencies from the larger net asset size of the Survivor Fund following the Reorganization will result in a lower ratio of expenses (other than acquired fund fees and expenses) to average net assets than that of the Target Fund prior to the Reorganization;

•	The Reorganization is not expected to result in any tax consequence to shareholders;

•	The Funds and their shareholders will not bear any of the costs of the Reorganization (because the Adviser will pay for such costs); and

•	The Target Fund shareholders will receive Survivor Fund shares with the same aggregate net asset value as their current shares in the Reorganization."

3.	On page 6 of the Q&A section, please confirm that the description of the Funds' fees is accurate or revise as necessary.

Response: The answer to the Q&A regarding shareholder fees has been replaced in its entirety with the following:

"The the Survivor Fund's advisory fee is the same as the Target Fund; however, the Reorganization is projected to result in slightly higher total fees for Class A and Class C shareholders (but not Class I shareholders), because the Survivor Fund's strategy is projected to experience slightly higher acquired fund fees and expenses than the Target Fund, which increase will be partially offset by a reduction in operating expenses for the Survivor Fund (other than acquired fees and fund expenses) due to the increased assets of the Survivor Fund following the Reorganization. For Class I shareholders, the projected increase in acquired fund fees and expenses is projected to be entirely set off by a reduction in other expenses, and Class I shareholders are therefore not expected to experience any increase in expenses as a result of the Reorganization.

Advisory Fee. As is the case with the Target Fund, the investment adviser to the Funds, Stadion Money Management, LLC ("Stadion") will be paid an investment advisory fee at an annual rate of 1.25% of the Survivor Fund's average daily net assets up to $150 million and 1.00% of its average daily net assets over $150 million. Each Fund's Class A and Class C shares pay 0.25% and 1.00%, respectively in 12b-1 fees.

Expense Limitation Agreement. As is the case with the Target Fund, Stadion has contractually agreed to waive its management fees and to assume other expenses of the Survivor Fund, if necessary, in an amount that limits the annual operating expenses of Class A shares, Class C shares, and Class I shares of the Fund (exclusive of interest, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses, and payments, if any, under a Rule 12b-1 Distribution Plan) to not more than 1.70% of the average daily net assets allocable to each class until October 1, 2018.

All classes of shares of the Survivor Fund and Class I shares of the Target Fund are currently operating under their respective expense limitation agreements (i.e., Stadion currently waives management fees and/or reimburses costs for these share classes because their current expenses exceed the Funds' expense cap). Following the Reorganization, the operating efficiencies and economies of scale that are expected to result from combining the assets of the Target Fund the Survivor Fund are expected to result in a total expense ratio for the Survivor Fund that is below the expense cap.

Acquired Fund Fees and Expenses. Following the Reorganization, the Surviving Fund is expected to experience slightly higher acquired fees and fund expenses (a projected 4 basis points, or 0.04%) than those experienced by the Target Fund. This slight increase is a result of the difference between the Funds' relative investment strategies, which permit the Target Fund to go 100% to cash at times (and thereby not experience any acquired fund fees and expenses) while the Survivor Fund's strategy only permits it to go to cash with respect to the approximately 50% of its assets in the Satellite Position. See "Fees and Expenses" in the Combined Prospectus/Proxy Statement for more detailed information regarding the Funds' fees and expenses.

Other Operating Expenses. Following the Reorganization, the Surviving Fund is expected to experience "Other Expenses" that are lower than those currently experienced by the Target Fund. For Class A shares, Class I shares and Class C shares, the "Other Expenses" for the Survivor Fund following the Reorganization are projected to be 1 basis point (0.01%), 2 basis points (0.02%) and 4 basis points (0.04%) lower, respectively, than the expenses of the corresponding classes of the Target Fund. See "Fees and Expenses" in the Combined Prospectus/Proxy Statement for more detailed information regarding the Funds' fees and expenses."

Combined Proxy Statement/Prospectus

4.	Please confirm that the Fees and Expenses Tables on pages 6-8 reflect the current fees of the Funds as of a recent date.

Response: The Fees and Expenses tables on pages 6-8 have been updated to reflect the Funds' information as of November 30, 2016 as set forth on Exhibit B hereto.

5.	Please confirm that the Other Expenses reflected in the Fee Tables reflect the Other Expenses of the Funds (including on a pro forma basis) calculated as of a recent date.

Response: Please see our response to Comment #4.

6.	Please footnote the Fee Tables as necessary regarding any expense limitation agreements in place with respect to the Funds.

Response: Please see our response to Comment #4.

7.
Please confirm whether any securities of the Target Fund are expected to be sold in anticipation of the Reorganization. If so, please disclose the tax consequences of such a sale (e.g., capital gains, brokerage costs, etc.).

Response: The Trust confirms that no securities of the Target Fund are expected to be sold in anticipation of the Reorganization.

8.	Please confirm that the pro forma NAV reflected in the Capitalization table on page 26 is correct.

Response: The Capitalization table on page 26 has been revised to reflect information as of November 30, 2016 as follows:

Fund	Total Net Assets	Shares Outstanding	Net Asset Value Per Share
Target Fund
Class A	$38,477,135	4,338,513	$8.87
Class C	$19,325,325	2,307,015	$8.38
Class I	$17,488,257	1,945,312	$8.99
Survivor Fund
Class A	$17,868,495	1,541,735	$11.59
Class C	$8,989,604	822,435	$10.93
Class I	$10,866,916	923,532	$11.77
Pro Forma - Survivor Fund
Class A	$56,345,630	4,861,631	$11.59
Class C	$28,314,929	2,590,458	$10.93
Class I	$28,355,173	2,409,783	$11.77

GENERAL COMMENTS

Letter to Shareholder

9.
In the second sentence of the third paragraph of the Letter to Shareholders, please clarify that the "equity exposure" of the Funds is typically effected through investments in exchange traded funds ("ETFs").

Response: The third paragraph of the Letter to Shareholders has been revised and replaced in its entirety as follows (changes are shown below):

"The Target Fund's investment objective is to seek long-term capital appreciation, while maintaining a secondary emphasis on capital preservation. The Survivor Fund's investment objective is to seek capital appreciation. The Target Fund's investment strategy is an allocation strategy that utilizes its investment adviser's proprietary analysis to determine when to maintain equity exposure or reduce exposure in favor of cash/cash equivalents. The Survivor Fund has two principal investment strategies, each of which is used for approximately half of the Survivor Fund's portfolio. One of the Survivor Fund's investment strategies (the Satellite Position) is substantially similar to the Target Fund's investment strategy, using the same proprietary analysis to determine equity exposure. The Survivor Fund's other investment strategy (the Core Position) is typically invested in one or more broad-based equity or fixed-income investments. Each of the Funds is a "fund-of-funds", which means that each Fund primarily seeks to gain exposure to equity and fixed income investments indirectly through investments in exchange traded funds or other investment companies. ~~While there are differences between the Funds' investment techniques and allocations at times~~ Notwithstanding the strategy differences described above, both Funds ~~primarily invest in equity securities and~~ select securities to buy and sell based on the proprietary investment process ~~utilized by~~ of their common investment adviser, Stadion Money Management, LLC. Currently, the Funds are managed by the same portfolio managers."

10.
In the sixth sentence of the third paragraph of the Letter to Shareholders, please clarify that the "broad-based equity or fixed-income investments" of the Funds are typically effected through investments in ETFs.

Response: Please see our response to Comment #9.

11.
In the second-to-last sentence of the third paragraph of the Letter to Shareholders, please add additional disclosure regarding the differences between the buy and sell decisions made by Stadion Money Management, LLC, the Funds' common investment adviser ("Stadion"), for the Funds.

Response: Please see our response to Comment #9.

12.	In the second-to-last sentence of the third paragraph of the Letter to Shareholders, please clarify that the "equity securities" of the Funds are typically ETFs.

Response: Please see our response to Comment #9.

Questions and Answers

13.	On page 5, please clarify that the "larger net asset size of the Survivor Fund" refers to the Survivor Fund post-Reorganization.

Response: The language has been revised as follows (new language is underlined):

"The larger net asset size of the Survivor Fund following the Reorganization is expected to result in increased operating efficiencies because certain fixed costs, such as legal expenses, audit fees, compliance costs and other expenses will be spread across a larger asset base, thereby potentially lowering the total expense ratio borne by shareholders of the Survivor Fund."

14.	On page 6, please confirm that the fee waiver agreement will be in place for at least one year from the date of the Registration Statement.

Response: The language on page 6 has been revised to reflect that the fee waiver agreement will be in effect until at least October 1, 2018.

15.	On page 6, please clarify what is meant by "reimbursement situation". Also, please confirm whether the Survivor Fund intends to recoup fees waived/reimbursed by the Target Fund.

Response:  Please see our response to Comment #3.

16.	On page 6, please clarify if the Survivor Fund expects to be operating below the expense cap post-Reorganization.

Response:  Please see our response to Comment #3.

Combined Proxy Statement/Prospectus

17.	On page 2, please include the Securities Act file numbers for all incorporated documents.

Response: The requested change has been made.

18.	On page 6, please clarify that the "equity exposure" of the Funds is typically effected through investments in ETFs.

Response: The language on page 6 has been revised consistent with our response to Comment #9.

19.	On page 10, please consider better highlighting the similarities and differences between the investment strategies of the Survivor Fund and Target Fund.

Response: The section entitled "Comparison of Investment Objectives and Principal Investment Strategies" has been replaced with the following:

"Comparison of Investment Objectives and Principal Investment Strategies

The Funds' investment objectives are similar, but not identical. The information below compares the investment objectives and principal investment strategies of the two Funds. When comparing the differences between the Funds' investment strategies, shareholders should consider, among other things, that the principal investment strategy of the Target Fund includes allocating up to 100% of the Target Fund's assets to cash equivalents (or similar securities) when the Adviser's asset allocation model and risk analysis indicate that equity or debt markets have become or are becoming risky or overvalued. Under normal conditions, the Satellite Position of the Survivor Fund (approximately 50% of the Survivor Fund's assets) will follow the same investment strategy; however, the Core Position of the Survivor Fund (approximately 50% of the Survivor Fund's assets) will remain exposed to the performance of selected U.S. or international equity or debt markets as a whole, or sector indexes, regardless of market conditions or risk.

Principal Investment Objective

Target Fund. The investment objective of the Target Fund is to seek long-term capital appreciation, while maintaining a secondary emphasis on capital preservation.

Survivor Fund. The investment objective of the Survivor Fund is to seek capital appreciation.

Principal Investment Strategies

Both Funds. To achieve its investment objective, each Fund invests primarily in, and allocates its investments primarily between, Fund Investments (defined below) that the Adviser believes have the potential for capital appreciation and Cash Positions (defined below).

•
"Fund Investments" include actively managed and index-based ETFs (exchange traded funds), mutual funds and other investment companies, groups of securities related by index or sector made available through certain brokers at a discount brokerage rate (such as stock baskets, baskets of bonds and other index- or sector-based groups of related securities) and options or futures positions (e.g., options or futures contracts on securities, securities indexes, currencies or other financial instruments) with respect to any of the foregoing intended to match or approximate their performance.

•
"Cash Positions" include cash and short-term, highly liquid investments, such as money market instruments, U.S. government obligations, commercial paper, repurchase agreements, and other cash or cash equivalent positions.

In allocating each Fund's assets, the Adviser uses a proprietary, technically driven asset allocation model to determine current risk in the broad equity markets (reflected in the Adviser's model by a weighted average score) based on a number of technical indicators. The technical indicators examined by the Adviser are primarily focused on trend analysis, such as analysis of price trends (e.g., determining risk based on movements of market prices up or down), breadth trends (e.g., analyzing the ratio of the number of advancing stocks to declining stocks) and relative strength (e.g., comparing risk profiles of investment alternatives such as small cap vs. large cap or growth vs. value). The Adviser then seeks to participate in markets and market sectors with low risk scores, while divesting its portfolio of investments in markets and market sectors with high risk scores.

To participate in markets and market sectors, the Adviser's investment philosophy emphasizes purchasing Fund Investments, which the Adviser believes are a convenient way to invest in both broad market indexes (e.g., the S&P 500, Russell 2000, NASDAQ-100, MSCI EAFE, Barclays bond indexes, etc.) and market sector indexes (e.g., healthcare indexes, utilities indexes, real estate indexes, etc.). Each Fund may invest up to 100% of its portfolio in Fund Investments that have portfolios comprised of equity securities of domestic or foreign companies of any size in any sector. Each Fund may also invest up to 100% of its portfolio in fixed-income Fund Investments that have portfolios comprised of domestic or foreign corporate and/or government bonds issued by any size company, municipality or government body in any sector of any maturity or yield, provided that corporate debt obligations are "investment grade" securities rated in one of the four highest rating categories by any one or more nationally recognized rating agencies or, if not rated, are of equivalent quality in the opinion of the Adviser.

Each Fund may invest in options or futures positions for speculative purposes, when the Adviser determines that they provide a more efficient way to increase or reduce the Fund's overall exposure to an industry or sector than buying or selling other Fund Investments, or to hedge against risks of investments in the Fund's portfolio or markets generally. In general, each Fund will not purchase or sell futures contracts or related options unless either (i) the futures contracts or options thereon are purchased for "bona fide hedging" purposes (as defined under regulations promulgated by the U.S. Commodity Futures Trading Commission ("CFTC")); or (ii) if purchased for other purposes, (A) the sum of the amounts of initial margin deposits on the Fund's existing futures and premiums required to establish non-hedging positions, less the amount by which any such options positions are "in-the-money" (as defined under CFTC regulations) would not exceed 5% of the liquidation value of the Fund's total assets, or (B) the aggregate net notional value of commodity futures, commodity options contracts, or swaps positions, determined at the time the most recent position was established, does not exceed 100 percent of the liquidation value of the of the Fund's total assets.

Target Fund Only. In general, the Target Fund will purchase or increase its exposure to Fund Investments focusing on equity markets or market sectors when the Adviser's asset allocation model and risk analysis indicate that the applicable market or sector is at low risk of losing value or presents opportunities for growth and appreciation. The Target Fund will generally sell or reduce investment exposure to Fund Investments tracking equity markets or market sectors (typically in favor of fixed-income Fund Investments or Cash Positions) when the Adviser's asset allocation model and risk analysis indicate that such markets have become or are becoming risky, or when the Adviser believes that the equity markets are overvalued or market risk is otherwise too high. As a result, the Target Fund may at times be substantially or fully invested (i.e., up to 100%) in fixed-income Fund Investments, Cash Positions or similar securities.

Survivor Fund Only. The Survivor Fund will generally invest as follows:

•
The Core Position. Approximately 50% of the Survivor Fund's assets will be invested in one or more broad-based equity or fixed-income Fund Investments, such as funds with investments that reflect the S&P 500 Index, the Russell 2000 Index, the S&P 400 Mid-Cap Index, the Dow Jones Industrial Index, the Barclays U.S. Aggregate Bond Index, and the EAFE (Europe, Australia and Far East) Index, U.S. Treasuries (including short-term U.S. Treasuries) or market sector Fund Investments, such as those tracking healthcare, utilities, real estate, financial, technology, consumer goods or other indexes (the "Core Position"). The mix of investments within the Survivor Fund's Core Position may change frequently as the Adviser deems appropriate or necessary based upon its analysis and allocation models. However, through the Core Position, the Survivor Fund will be exposed to the performance of selected U.S. or international equity or debt markets as a whole, or sector indexes, regardless of market conditions or risk.

•
The Satellite Position. Approximately 50% of the Survivor Fund's assets will be invested primarily in market sector Fund Investments, fixed-income Fund Investments, or Cash Positions using an allocation model and risk-based ranking system (the "Satellite Position"). The Satellite Position is not designed to hedge the Core Position; however, some investment positions may hedge, or have the effect of hedging, a portion of the Core Position from time to time.

The Survivor Fund's Core Position will normally be fully invested in Fund Investments, and not in Cash Positions, in order to blend the benefits of the Core Position's market exposure to broad-based equity or fixed-income market or market sector indexes in varying market conditions with the Satellite Position's market-sector, fixed-income and Cash Position rotation investing strategy."

20.	Please consider disclosing on page 25 the effect of the Target Fund's shareholders failing to approve the Reorganization.

Response: The following disclosure has been added to the section entitled "Reasons for the Reorganization":

"If shareholders of the Target Fund do not vote to approve the Reorganization, the Board will consider other possible courses of action in the best interests of shareholders, including seeking shareholder approval of amended proposals."

* * * * * * *

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

Exhibit A

ACCOUNTING SURVIVOR ANALYSIS

As requested, the following is the Trust's analysis of the factors set forth by the Division of Investment Management in North American Security Trust, 1993 SEC No-Action Letter (pub. avail. Aug. 5, 1994) ("NAST") with respect to financial accounting survivors in the context of reorganizations. For the reasons set forth below, the factors identified in the NAST no-action letter affirm that the Stadion Tactical Defensive Fund (the "Defensive Fund") is properly considered the accounting survivor in the reorganization of Stadion Managed Risk 100 Fund (the "Managed Fund") into the Defensive Fund (the "Reorganization").

Analysis

Applying the factors that the staff of the U.S. Securities and Exchange Commission (the "Staff") identified in NAST to the Reorganization, the Trust believes that the factors identified by the Staff generally weigh in favor of determining that the Defensive Fund is the accounting survivor of the Reorganization. Each factor is discussed in turn below.

1.	Portfolio Management Team

The Managed Fund and the Defensive Fund have the same investment adviser (the "Adviser") and portfolio management team and, following the Reorganization, the combined fund (the "Survivor Fund") will have the same investment adviser and portfolio management team. Therefore, there is no change in portfolio management expected as a result of the Reorganization.

2.	Differences In Investment Objectives and Strategies

The Managed Fund's investment objective is to seek long-term capital appreciation, while maintaining a secondary emphasis on capital preservation. The Defensive Fund's investment objective is to seek capital appreciation. Following the Reorganization, the Survivor Fund's objective will be that of the Defensive Fund (i.e., to seek capital appreciation).

The Managed Fund's investment strategy is an allocation strategy that utilizes its investment adviser's proprietary analysis to determine when to maintain equity exposure or reduce exposure in favor of cash/cash equivalents. The Defensive Fund has two principal investment strategies, each of which is used for approximately half of the Survivor Fund's portfolio. One of the Defensive Fund's investment strategies (the Satellite Position) is substantially similar to the Managed Fund's investment strategy, using the same proprietary analysis to determine equity exposure. The Defensive Fund's other investment strategy (the Core Position) is typically invested in one or more broad-based equity or fixed-income investments. The investment strategy of the Survivor Fund will be that of the Defensive Fund.

3.	Portfolio Expense Structure and Expense Ratios

The Managed Fund and the Defensive Fund are each subject to the same management fee of an annual rate of 1.25% of its average daily net assets up to $150 million and 1.00% of its average daily net assets over $150 million.

The Adviser has entered into an Expense Limitation Agreement with each of the Defensive Fund and the Managed Fund under which the Adviser has contractually agreed to waive its fees and to assume other expenses of each Fund, if necessary, in an amount that limits the annual operating expenses of Class A shares, Class C shares, and Class I shares of the Funds (exclusive of interest, taxes, brokerage commissions, extraordinary expenses, Acquired Fund Fees and Expenses, and payments, if any, under a Rule 12b-1 Distribution Plan) to not more than 1.70% of the average daily net assets allocable to each Class until October 1, 2018. The Survivor Fund will be subject to the same management fee schedule and Expense Limitation Agreement following the Reorganization.

4.	Portfolio Holdings

The Managed Fund and Defensive Fund have different investment portfolios as a result of their differing investment strategies. Because the Survivor Fund will employ the investment strategies of the Defensive Fund, the Trust believes that the Defensive Fund's current portfolio is more representative of what the portfolio of the Survivor Fund will be over time.

5.	Portfolio Size

As of November 30, 2016, the Managed Fund had $75,290,717 in assets while the Defensive Fund had $37,725,015 in assets. Assuming the Reorganization occurred as of November 30, 2016, the pro forma combined assets of the Survivor Fund would be $113,015,732.

Conclusion

In light of the foregoing, the Trust notes that the Defensive Fund and the Managed Fund share the same investment adviser, portfolio management team and fee structure. With respect to the differences between the Managed Fund's and the Defensive Fund's investment strategies and investment portfolios, the Survivor Fund is anticipated to be substantially the same as the Defensive Fund. Therefore, the Trust believes that the Defensive Fund is properly regarded as the accounting survivor as a result of the Reorganization.

Exhibit B

PRO FORMA FEE TABLES

	Target Fund Class A shares	Survivor Fund Class A shares	Pro Forma Survivor Fund Class A shares
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	0.25%
Other expenses	0.34%	0.51%	0.33%
Acquired Fund Fees and Expenses	0.18%	0.22%	0.22%
Total Annual Fund Operating Expenses	2.02%	2.23%	2.05%
Fee Waiver and/or Expense Reimbursement[1]	N/A	-0.06%	N/A
Total Annual Fund Operating Expenses After Fee Waiver and/or Expenses Reimbursement (if applicable)	2.02%	2.17%	2.05%

	Target Fund Class C shares	Survivor Fund Class C shares	Pro Forma Survivor Fund Class C shares
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	1.00%	1.00%	1.00%
Other expenses	0.38%	0.53%	0.36%
Acquired Fund Fees and Expenses	0.18%	0.22%	0.22%
Total Annual Fund Operating Expenses	2.81%	3.00%	2.83%
Fee Waiver and/or Expense Reimbursement[1]	N/A	-0.08%	N/A
Total Annual Fund Operating Expenses After Fee Waiver and/or Expenses Reimbursement	2.81%	2.92%	2.83%

	Target Fund Class I shares	Survivor Fund Class I shares	Pro Forma Survivor Fund Class I shares
Management Fees	1.25%	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	None	None	None
Other expenses	0.43%	0.57%	0.39%
Acquired Fund Fees and Expenses	0.18%	0.22%	0.22%
Total Annual Fund Operating Expenses	1.86%	2.04%	1.86%
Fee Waiver and/or Expense Reimbursement[1]	N/A	-0.12%	N/A
Total Annual Fund Operating Expenses After Fee Waiver and/or Expenses Reimbursement	1.86%	1.92%	1.86%

[1]
Stadion Money Management, LLC (the "Adviser") has entered into an Expense Limitation Agreement with each Fund under which it has contractually agreed to waive Management Fees and to assume other expenses of the Fund, if necessary, in an amount that limits annual operating expenses (exclusive of interest, taxes, brokerage commissions, extraordinary expenses, Acquired Fund Fees and Expenses and payments, if any, under a Rule 12b-1 Distribution Plan) of Class A, Class C and Class I shares to not more than 1.70% of the average daily net assets allocable to each Class of the Fund. The Expense Limitation Agreement is currently in effect until October 1, 2018. The Expense Limitation Agreement may be terminated by the Trust or the Adviser at the end of its then-current term upon not less than 90 days' notice.